Flextronics International Ltd.

2 Changi South Lane

Singapore 486123

(65) 6876 9899

June 20, 2013

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Re:                             Flextronics International Ltd.

Registration Statement on Form S-4

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (the “Registration Statement”) being filed concurrently with this letter by Flextronics International Ltd., a Singapore company (the “Registrant”), and the following additional registrant guarantors named in the Registration Statement: Flextronics America, LLC, Flextronics International USA, Inc., Flextronics Logistics USA, Inc., Flextronics International Asia-Pacific Ltd, Flextronics Sales & Marketing (A-P) Ltd., Flextronics Sales and Marketing Consumer Digital Ltd., Flextronics Telecom Systems Ltd, Flextronics Marketing (L) Ltd., Flextronics Sales & Marketing North Asia (L) Ltd, Flextronics International Europe B.V. and Flextronics International Kft. (together with the Registrant, the “Registrants”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offers to exchange (the “Exchange Offers”) $500,000,000 aggregate principal amount of the Company’s privately placed 4.625% Notes due 2020 (the “Original 2020 Notes”) for an equivalent amount of 4.625% Notes due 2020 which have been registered under the Securities Act (the “Exchange 2020 Notes”) and $500,000,000 aggregate principal amount of the Company’s privately placed 5.000% Notes due 2023 (the “Original 2023 Notes” and, together with the Original 2020 Notes, the “Original Notes”) for an equivalent amount of 5.000% Notes due 2023 which have been registered under the Securities Act (the “Exchange 2023 Notes” and, together with the Exchange 2020 Notes, the “Exchange Notes”). The Registrants are registering the Exchange Offers in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1998) (“Exxon Capital”), Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants’ information and belief, each person participating in the Exchange Offers is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offers aware (through the exchange offer prospectus or otherwise) that if such person is participating in the Exchange Offers for the purpose of distributing the Exchange Notes, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offers for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

Neither the Registrants nor any of their respective affiliates have entered into any arrangement or understanding with any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who will receive Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offers, to distribute the Exchange Notes to be received in the Exchange Offers. The Registrants will make each person participating in the Exchange Offers aware (through the exchange offer prospectus or otherwise) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who will receive Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrants will also include in the letter of transmittal to be executed by each person participating in the Exchange Offers that (i) if such person is a broker-dealer, such person represents that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes and (ii) if such person is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes, it represents that the Original Notes to be exchanged for Exchange Notes were acquired by it as a result of market-making activities or other trading activities and acknowledges that it will deliver a prospectus in connection with any resale of such Exchange Notes and that by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

FLEXTRONICS INTERNATIONAL LTD.

By:	/s/ Michael M. McNamara
Name:	Michael M. McNamara
Title:	Chief Executive Officer

FLEXTRONICS AMERICA, LLC
FLEXTRONICS INTERNATIONAL USA, INC.
FLEXTRONICS LOGISTICS USA, INC.
FLEXTRONICS INTERNATIONAL ASIA-PACIFIC LTD
FLEXTRONICS SALES & MARKETING (A-P) LTD.
FLEXTRONICS SALES AND MARKETING CONSUMER DIGITAL LTD.
FLEXTRONICS TELECOM SYSTEMS LTD
FLEXTRONICS MARKETING (L) LTD.
FLEXTRONICS SALES & MARKETING NORTH ASIA (L) LTD
FLEXTRONICS INTERNATIONAL EUROPE B.V.
FLEXTRONICS INTERNATIONAL KFT.

By:	/s/ Michael M. McNamara
Name:	Michael M. McNamara
Title:	Chief Executive Officer

cc:           Jeffrey N. Ostrager, Esq., Curtis, Mallet-Prevost, Colt & Mosle LLP

Raymond T. Hum, Esq., Curtis, Mallet-Prevost, Colt & Mosle LLP